Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

May 30, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones and Asia Timmons-Pierce

Re: Australian Oilseeds Holding Limited

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted March 31, 2023

CIK No. 0001959994

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 19, 2023, regarding Amendment No. 1 to our Draft Registration Statement on Form F-4 submitted to the Commission on March 31, 2023. Concurrently with this response, the Company has submitted an Amendment No. 2 to the Draft Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted March 31, 2023

1.	We note your previous disclosure indicated that you would be a controlled company. Please explain why you are no longer a controlled company given Mr. Seaton and JSKS ownership levels.

Response: We respectfully acknowledge the Staff’s comment and advise in response that based on additional calculations, including calculations made under myriad redemption scenarios, we would be a controlled company following the business combination and have amended pages 51, 76, 204 and 210 of the Registration Statement accordingly.

What are the U.S. federal income tax consequences of the Business Combination to me?, page 22

2.	We note your response to prior comment 5. Please reconcile the disclosure on page 22 that the holder “generally should not recognize any gain or loss on such exchange” with the disclosure on page 115 that the holder “will not recognize any gain or loss on such exchange.”

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosure on page 22 of the Registration Statement accordingly.

3.	It appears from the statement in the last paragraph of exhibit 8.1 that the firm consents “to the use of our name under the heading “Legal Matters” in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.” However, the firm’s name does not appear under the heading “Legal Matters” but does appear under other headings in the Registration Statement not mentioned in the last paragraph of exhibit 8.1. For example, we note the disclosure on page 22. Please advise or revise accordingly.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company has added the firm’s name under the heading “Legal Matters” on page 224 of the Registration Statement.

Post-Business Combination Corporate Structure, page 42

4.	We note your response to comment number 8. Please revise the Post-Transaction Chart to address the following:

●	Revise or clarify why the ownership percentages for Australian Oilseeds Holdings Limited do not total 100%, including why percentages related to the former AOI Shareholders and the EDOC Public Shareholders, disclosed here, do not agree to percentages disclosed on page 25 and throughout the filing; and

●	We note you added an additional box related to Other Minority Shareholders that indicates they have a 14% ownership interest in Cowcumbla Investments Pty Ltd. We also note Australian Oilseeds Investments Pty Ltd has an 82.7% ownership interest and other Australia Based Minority Shareholders have a 17.3% ownership interest. Revise or clarify the nature of the Other Minority Shareholders and correct the related disclosures since it is not clear how three groups can have ownership interests that exceed 100%.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the Post-Transaction Chart on page 42 in the Registration Statement accordingly.

Selected Historical Financial Information of EDOC, page 52

5.	Please provide a footnote to the balance sheet data to quantify and disclose the number of shares and dollar amount related to EDOC public shareholders who exercised redemption rights in connection with the extension request subsequent to December 31, 2022.

Response: We respectfully acknowledge the Staff’s comment and advise that the Company has added a footnote to the balance sheet data to quantify and disclose the number of shares and dollar amount related to EDOC public shareholders who exercised redemption rights in connection with the extension request subsequent to December 31, 2022.

Selected Historical Financial Information of AOI, page 53

6.	Based on the revisions to the historical financial statements now provided in the Form F-4, please correct all inconsistencies between the income statement and balance sheet data disclosed here and amounts now disclosed in the historical financial statements. This comment is also applicable to amounts disclosed and discussed under results of operations and liquidity and capital resources in MD&A on pages 182-184.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company corrected the inconsistencies between the income statement and balance sheet data and discussed under results of operations and liquidity and capital resources in AOI’s MD&A.

Risk Factors, page 57

7.	Please disclose risks related to the delays with your Cootamundra facility and Queensland. In that regard, we note that the projections for 2024 were significantly reduced as a result of delays associated with your facility expansion.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Company prepared a new risk factor on pages 80-81 of the Registration Statement to disclose risks related to the delays with AOI’s expansion of its Cootamundra facility and new construction of its Queensland facility.

The Sponsor, EDOC’s directors, officers advisors and their affiliates, page 62

8.	Please tell us with specificity where you revised the disclosure in response to prior comment 16.

Response: We respectfully acknowledge the Staff’s prior comment 16 and advise in response that the Company revised the disclosure on page 63 in the Registration Statement accordingly.

Reasons for the Amendment, page 89

9.	We note your disclosure that the EDOC Ordinary Shares and the Pubco Ordinary Shares would not be deemed to be a “penny stock” pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act. Identify the provisions that you are relying on in determining that the ordinary shares are not at risk of being deemed a “penny stock” under Exchange Act Rule 3a51-1. Please also update your disclosure elsewhere.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 19 and 92 of the Registration Statement to explain that Pubco’s ordinary shares will not be deemed a penny stock following the Closing under Exchange Act Rule 3a51-1 as AOI has had average revenue of at least $6,000,000 for the prior three years.

Certain Projected Financial Information, page 107

10.	We note your response to prior comment 22. Please disclose when you previously expected to complete the expansion of the existing Cootamundra facility. In this regard we note the disclosure on page 108 of this submission about the “expected delays in expanding the existing Cootamundra facility (now expected to be completed in September 2023).” Also, disclose the current capacity of the Cootamundra facility. In addition, briefly describe the delays and whether the reasons for the delays have been resolved.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised its disclosure on page 112 of the Registration Statement, accordingly.

11.	Please revise to update the status of the government approval for Queensland facility and your projected timeframe for when the facility will be operational.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Company revised its disclosure in the Registration Statement on pages 112 and 189 accordingly.

Proposed Amended and Restated Memorandum and Articles of Association, page 125

12.	We note your response to prior comment 25 and your reference to “Risk Factors — Provisions in the Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.” This risk factor does not appear in your risk factor section. Please advise or revise.

Response: We respectfully acknowledge the Staff’s prior comment 25 and advise in response that the Company added a risk factor accordingly on pages 77-78 of the Registration Statement under the risk factor heading titled “Upon consummation of the Business Combination, the rights of holders of the Pubco Ordinary Shares arising under Pubco's Amended and Restated Memorandum and Articles of Association will differ from and may be less favorable to the rights of holders of EDOC Ordinary Shares arising under the Cayman Islands Companies Act as well as EDOC's Existing Organizational Documents including to inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco's securities and could entrench management.”

Unaudited Pro Forma Condensed Combined Financial Statements, page 135

13.	We note disclosures in the filing that indicate the business combination is now subject to a minimum cash requirement of $10 million but it does not appear that requirement will be meet under either pro forma scenario presented. Please address the following:

●	If the minimum cash condition can be waived, clarify that fact and disclose, if accurate, that both pro forma scenarios assume the minimum cash condition is waived and, if it is not waived, the business combination would not occur since the minimum cash condition would not be meet; and

●	If the minimum cash condition cannot be waived, clarify that fact and explain how the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and advise that the Company revised the disclosure Assuming Maximum Redemptions to state that the Minimum Cash Condition is required to be met and should the Minimum Cash Condition not be met, the Company would not be permitted to proceed with the Business Combination. The Minimum Cash Condition requires that EDOC have cash and cash equivalents including funds remaining in the Trust after redemptions and the proceeds of any PIPE investment, prior to giving effect to the payment of EDOC’s unpaid expenses or liabilities of at least equal to $10,000,000. In the No Additional Redemption Scenario, the Minimum Cash Condition is met prior to the payment of the transaction costs and the promissory notes. For the Maximum Redemption Scenario, the pro forma financial statements have been revised to present the maximum amount of redemptions that could occur while still maintaining the Minimum Cash Condition.

14.	We note your response to comment number 27 and the disclosures throughout the filing related to the net tangible asset requirement. We also note disclosures that the pro forma scenario that assumes maximum redemptions also assumes that the proposal to eliminate the net tangible asset requirement is approved. Please tell us your consideration of presenting and additional pro forma scenario that reflects the maximum number of shares that could be redeemed and still allow the business combination to occur if the proposal to eliminate the net tangible asset requirement is not approved so that the pro forma financial statements reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and advise that EDOC considered whether another scenario could be presented showing the satisfaction of the net tangible asset requirement. However, due to the amount of redemptions by the public shareholders subsequent to December 31, 2022, EDOC does not meet the minimum net tangible asset requirement under either scenario. Therefore, the proposal to eliminate the net tangible asset requirement would need to be approved by EDOC shareholders under both scenarios or else the parties would not be able to consummate the Business Combination.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 141

15.	We note your response to comment number 29. We also note pro forma adjustment (N) includes proceeds from convertible debt expected to be funded at the closing of the business combination and you are still evaluating the features of the convertible debt. Please clarify how you determined the debt is probable and present an adjustment for the expected impact of interest related to the debt in the pro forma statement of operations. To the extent terms are not yet finalized, please also disclose the potential impact that changes in the terms could have on the pro forma statement of operations.

Response: We respectfully acknowledge the Staff’s comment and advise that EDOC and AOI believe such financing is probable because they are in advanced discussions with potential convertible debt investors. The interest rate, if any, as well as other debt features have not yet been finalized and are subject to change, based on market conditions and completion of the investor’s due diligence. The Company undertakes to revise the pro forma financial statements for final financing terms prior to publicly filing the Registration Statement. To the extent that the final terms contain milestone achievements or other adjustments, the Company undertakes to disclose the potential impact of such variation.

16.	We note your response to comment number 29. We also note pro forma adjustment (C) presents a portion of the transaction costs related to the business combination in accrued liabilities under the maximum redemption scenario. Please disclose what discussions you have had with service providers to delay the payment of these costs.

Response: We respectfully acknowledge the Staff’s comment and advise that the updated pro forma financial statements are no longer presenting a portion of the transaction costs related to the business combination in accrued liabilities.

Business of AOI, page 167

17.	We note your response to comment 38. Please elaborate on the types of contractual arrangements AOI’s enters into with suppliers and customers for its products.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Company revised its Registration Statement to elaborate upon its grower-supply contracts on pages 175-176 and its customer contracts on pages 182-183 of the Registration Statement.

Liquidity and Capital Resources, page 183

18.	Please disclose, if material, the amount needed to expand the Cootamundra facility and to build the Queensland facility.

Response: We respectfully acknowledge the Staff’s comment and in response the Company revised the Registration Statement on pages 80, 187 and 193 of the Registration Statement to elaborate on its capital sources to expand the Cootamundra facility and to build the Queensland facility.

Beneficial Ownership of Securities, page 191

19.	Please revise to also include the beneficial ownership of AOI.

Response: In response to the Staff’s comment, the Company has revised the Beneficial Ownership Table in the Registration Statement to include the beneficial ownership of AOI.

Post-Business Combination Pubco Beneficial Ownership Table, page 193

20.	We note your response to prior comment 41. Please revise or tell us why the table does not include shares held by Mr. Seaton. Please revise the footnote to quantify any shares excluded.

Response: In response to the Staff’s comment, the Company has revised the Post-Business Combination Pubco Beneficial Ownership Table in the Registration Statement to reflect the Staff’s comment.

21.	Please revise to include appropriate headings for each column. Also, please revise to reflect ownership interest for each stockholder. In that regard, we note that there are blanks for each column for the individuals listed.

Response: In response to the Staff’s comment, the Company has revised the Post-Business Combination Pubco Beneficial Ownership Table in the Registration Statement to reflect the Staff’s comment.

AOI Related Party Transactions, page 197

22.	We note your disclosure regarding Energreen Nutrition Australia Pty. Ltd and your disclosure on page 79 that Energreen Nutrition Australia Pty. Ltd is your leading customer. Please disclose the risks relating to your relationship and transactions with Mr. Seaton and Energreen Nutrition Australia Pty. Ltd.

Response: In response to the Staff’s comment, the Company has added a risk factor at pages 81-82 of the Registration Statement to disclose the risks relating to AOI’s relationship and transactions with Mr. Seaton and Energreen Nutrition Australia Pty. Ltd.

Index to Consolidated Financial Statements

Australian Oilseeds Investments Pty Ltd., page F-1

23.	We note your responses to comment numbers 13 and 45. We are unable to locate the independent auditors’ reports related to the financial statements for the years ended June 30, 2022 and 2021 and for the years ended June 30, 2021 and 2020 included in the Form F-4 and referred to in the Index. In addition, we note all the Directors’ reports are undated and unsigned. Please provide all missing information in the next amendment.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Registration Statement has been updated to include the independent auditors’ reports related to the financial statements for the years ended June 30, 2022 and 2021 and for the years ended June 30, 2021 and 2020 and replaced the Directors’ reports with dated and signed versions.

24.	Please provide updated six month unaudited interim financial statements and related disclosures for AOI in the next amendment.

Response: We respectfully acknowledge the Staff’s comment and advise that the Registration Statement has been updated to include AOI’s six-month unaudited interim financial statements and related disclosures.

Financial Statements - EDOC

Note 10. Subsequent Events, page F-26

25.	Please eliminate the incorrect references to “interim” financial statements in this note and under Risks and Uncertainties on page F-10, Going Concern on page F-11, and Income Taxes on page F-15. Please also revise this note to provide disclosures regarding the February 2023 Extension, including the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023, the number of public shareholders that elected to redeem their shares, and the aggregate dollar amount released from the Trust Account to pay such shareholders.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Registration Statement has been updated to eliminate the incorrect references to “interim”. We have addressed the disclosure regarding the February 2023 Extension by including the EDOC March 31, 2023 Form 10-Q in which the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023 and the number of shares redeemed in connection with this extension is fully described in the notes to the financial statements.

Consolidated Financial Statements

Australian Oilseeds Investments Pty Ltd, page F-27

26.	We note your response to comment number 46 and re-issue the comment as we are unable to find the related disclosures in the notes to the financial statements.

Response: In response to the Staff’s comment, we updated page F-59 of the Registration Statement to provide disclosures related to significant customers and suppliers in the notes to the financial statements.

27.	We note your response to comment number 43. As previously requested, please revise note 18 to clarify and explain why Energreen Nutrition is AOI’s most significant supplier and most significant customer. Please also reconcile the amount of sales to Energreen Nutrition disclosed here and the amount disclosed on page 79. Please specifically explain the nature of Energreen Nutrition’s business, including whether Energreen Nutrition resells the products it purchases from AOI to third party customers and address the appropriateness of the accounting for such sales given that it appears Mr. Gary Seaton controls both AOI and Energreen Nutrition.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that note 18 of the Registration Statement has been updated to clarify and explain why Energreen Nutrition is AOI’s most significant supplier and most significant customer.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Debbie A. Klis, Esq., at Rimon PC or by telephone at (202) 935-3390.

Sincerely,

/s/ Gary Seaton
Gary Seaton, Chief Executive Officer

cc:	Rimon PC
Ellenoff Grossman & Schole LLP